

# Investment Opportunity


**Be a part of our relocation and expansion to fulfill our full business plan of bringing southern comfort Cajun food, craft cocktails and a traditional American Bakery to Manchester.**

# Our Story

Since July 2017, Madear's has operated out of the store front location built by Robb & Kyle.


HFC

We are looking to expand our footprint in a new location to serve the demand of customers, offer a wider range of products for sale, and attract new clientele.

Our new location is located in the North End of Manchester one block off Elm Street. It features:

- Private parking for 20 cars
- 3,200 square feet
- Option to expand by 4,000 square feet to include attached Event Center space
- Accommodate 70 people
- Outdoor deck space to accommodate 30
- Adjacent parking lot for 30+ cars
- Bakery area with over 15 daily selections
- Provide more space for baking, cooking and bartending classes
- Private dining room for 12
- Entry area for host, seating and merchandising shelves
- Clean, safe neighborhood with easy access to Elm Street and Route 3

# Brand Expansion



Madear's current logo is modified for the Bakery – maintaining name and brand recognition for consumable food items. Bakery will include:

- Pies & Tarts
- Cakes & King Cakes
- Fruit squares
- Pastries
- Cookies
- Cupcakes
- Biscuits

Elegant "M" will be used as a label for dry rubs, spice mixes and sauces:

- Creole Sauce
- Tartar Sauce
- Hot Sauce
- BBQ Sauce
- Bourbon Sauce
- Whiskey Sauce
- Pork Rub
- Chicken Seasoning
- Cajun Seasoning Mix
- Bloody Mary Mix



# Awards & Notables



Phantom Gourmet airing Fall 2019



Won NH Magazine's Best of NH Award for Cajun Dishes, 2019

#16 out of 55 Top Restaurants in NH, NH Magazine 2019

Top 5 New restaurants, Hippo 2018



Featured on NH Chronicle, November 2018

[View us on Chronicle](#)

March of Dimes Signature Chefs Auction, 2018

Boys & Girls Club Silent Auction,  2017 & 2018

Taste of Downtown, 2017 & 2018







# Our Guestbook

Reviews from the web

4.9/5 Facebook · 89 votes


Give me all the
pulled pork
egg rolls, please
Merci-
Stephanie

## Madear's

Website | Directions | Save

4.6 ★★★★★ 115 Google reviews

Tapas restaurant


Visit #7 (can't focus, AMAZING
food coma taking over) Tapas
consumption weak (9 for the table)
but the desserts were AWESOME!
(sorry can't share → super secret!)
Can't wait till next time!
PS. - Melanie,
come later at
night!!
♡, Hillary
+
Andy


Good shrimp,
Good crab cakes
- Dan the Bear


8/26/17
Best evening ever!
Great food, great friends
and wonderful owners -
We will be back again
+ again -
Heidi + Gary!

## Madear's

madears603.com

175 Hanover St, Manchester, NH 03104

(603) 206-5827

Open until 10 PM

★★★★★ 48 Yelp reviews · $$

# Stats

### 2017-2019 Actuals
### 2020-2022 Projected



| | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 |
|---|---|---|---|---|---|---|
| # customers | 3,016 | 4,071 | 3,604 | 7,208 | 8,049 | 9,159 |
| $/customer | $28.46 | $31.23 | $33.43 | $39.80 | $41.67 | $44.80 |
| Total Sales | $99k | $125k | $131k | $287k | $335k | $410k |



# Sales History


2017 Sales
2018 Sales
2019 Sales
Food
Beer
Wine
Liquor
Beverages
Catering

**2017 – 2019 had three main revenue streams, accounting for 90% of total sales**

**Introducing our two new revenue streams is projected to generate 25% more sales than 2019**

**Expanding and moving to a new location, is projected to generate 75% more sales than 2019**

**In 2021, once the additional space is completed, catering is projected to grow 500% from 2019**



# We look forward to you joining our growth!

















